Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 28th Floor

New York, New York 10019

August 9, 2016

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on July 12, 2016, regarding Post-Effective Amendment No. 163 to the Registration Statement on Form N-1A for the Direxion Auspice Broad Commodity Tactical ETF (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on May 26, 2016. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.

Because a registered investment company cannot invest 80% of its assets in commodities, please consider revising the name of the Fund to include the word “Strategy” in order to clarify that the Fund is a commodity strategy fund and does not invest at least 80% of its assets directly in commodities.

The Trust responds by revising the Fund’s name to include “Strategy”; the Auspice Broad Commodity Strategy ETF.

2.

Please consider revising footnote two to the Fund’s “Annual Fund Operating Expenses” table, to identify more broadly the expenses that are excluded from the Operating Expense Limitation Agreement, and considering including detailed disclosure under Item 10.

The Trust believes that its current disclosure is appropriately clear, and no changes are required at this time. The Trust acknowledges the Staff’s comment, however, and will consider what improvements, if any, can be made to this section of disclosure as part of the Trust’s next annual registration statement update.

Securities and Exchange Commission

August 9, 2016

3.

In the “Principal Investment Strategy” section, the Fund discloses its intention to seek to provide total returns that exceed those of the Auspice Broad Commodity Index (the “Index”) “over time.” Please consider specifying the timeframe over which the Fund intends to measure its return and also make conforming changes to the Fund’s investment objective.

The Trust responds by revising the disclosure accordingly.

4.	Please consider rearranging the “Principal Investment Strategy” section to emphasize the Fund’s active strategy and investments in commodities, rather than its fixed income investments.

The Trust responds by revising the disclosure accordingly.

5.

Since the commodity components of the Index may be positioned “flat,” please consider revising the “Principal Investment Strategy” section to: (i) describe that a “flat” position has the same effect as removing the commodity from the Index; and (ii) clarify that the Fund’s portfolio may have exposure to fewer than 12 commodities.

The Trust responds by revising the disclosure accordingly.

6.	Please consider identifying the 12 components of the Index as of the date of the Fund’s registration statement.

The Trust responds by identifying the 12 components of the Index as of June 30, 2016.

7.	For all controlled foreign corporations (“CFC”), the Fund should provide the following disclosure:

(a)

Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its CFC.

The Trust responds by confirming that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its CFC (the “Subsidiary”). Among other relevant disclosure, the Prospectus includes the following:

Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives, though the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that apply to the Fund’s transactions in these instruments. To the extent applicable, the Subsidiary otherwise is subject to the same fundamental and non-fundamental investment restrictions as the Fund, and, in particular, to the same requirements relating to portfolio leverage, liquidity, and the timing and method of valuation of portfolio investments and Fund shares, described elsewhere in this Prospectus and in the SAI.

Securities and Exchange Commission

August 9, 2016

(b)

Disclose that the investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the Fund’s registration statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

The Trust responds by confirming that the Fund complies with Section 15(a) of the 1940 Act and the Subsidiary has the same investment adviser as the Fund. While the Subsidiary is not a registered investment company under the 1940 Act and therefore is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary’s advisory agreement complies with various requirements of Section 15(a). The Subsidiary has entered into an advisory agreement that: (1) is in writing; (2) describes the compensation to be paid; (3) will continue in effect for a period more than two years from the date of its execution only so long as the Board on behalf of the Fund as sole shareholder of the Subsidiary approves its continuance annually; (4) provides that it may be terminated on 60 days’ notice; and (5) provides for automatic termination in the event of its assignment (as that term is defined in the 1940 Act).

The Trust further responds by confirming that the Subsidiary’s form of advisory agreement is filed as an exhibit to the registration statement.

(c)	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

The Trust responds by confirming that the Subsidiary complies with the affiliated transactions and custody provisions of Section 17 of the 1940 Act. The Subsidiary’s custodian is Bank of New York Mellon.

(d)

Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

The Trust responds by noting that the Prospectus includes the following disclosure:

From 2006 through July 2011, the Internal Revenue Service (“IRS”) issued over 70 private letter rulings (“PLRs”) treating (1) income from commodity-linked notes (as distinguished from commodity-linked derivatives) similar to those in which the Fund invests as qualifying income and (2) income derived from a wholly owned subsidiary similar to the Subsidiary as qualifying income even if the Subsidiary itself invests in commodity-linked derivatives. Although a PLR may only be relied on by the taxpayer(s) that receives it, and the Fund will not seek a

Securities and Exchange Commission

August 9, 2016

PLR regarding its investments in commodity-linked notes and its Subsidiary, the Fund intends to treat the income it derives from those investments as qualifying income based on the analysis in the PLRs mentioned above.

(e)

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

The Trust responds by confirming that the Fund’s principal investment strategy and principal investment risk disclosure reflect the aggregate operations of the Fund and the Subsidiary.

(f)	Confirm that the financial statements of the CFC will be consolidated with those of the Fund.

The Trust responds by confirming that the Fund’s annual and semi-annual shareholder reports will include consolidated financial statements of the Subsidiary and the Fund.

(g)

Confirm that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Trust responds by confirming that (i) the Subsidiary’s management fee and expenses will be included in the Fund’s fee table; (ii) the Subsidiary and its board of directors will designate an agent for service of process in the United States; and (iii) the Subsidiary and its board of directors will consent to inspection by the SEC of the Subsidiary’s books and records.

8.	Please consider clarifying the meaning of “high quality debt” as used in the “Principal Investment Strategy” section.

The Trust responds by replacing “high quality debt” with “investment-grade debt” in the interest of clarity and revising the disclosure accordingly.

9.

The Staff notes that the “Principal Investment Strategy” section identifies Agriculture, Energy and Metals as the primary sectors in the Index. Please consider mentioning these three sectors in the last paragraph of the “Principal Investment Strategy” section, where the disclosure states “The Fund will concentrate its investment (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries) in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.” In addition, please confirm that the sector specific risks are disclosed as principal investment risks of the Fund.

Securities and Exchange Commission

August 9, 2016

The Trust responds by noting that to specifically include the three sectors in the last paragraph would take away from the intent of the disclosure which is to generally state that the components of the index, sectors, industries or group of industries may vary or change over time.

The Trust further responds by confirming that the relevant sector risks are disclosed in the Fund’s “Principal Investment Risks” section.

10.	The Staff notes that the Fund includes “Leverage Risk’ as a principal investment risk. Please confirm that the Fund is not a leveraged fund (e.g. a 2X or 3X fund).

The Trust responds by confirming that the Fund is not a leveraged fund.

11.	Please confirm whether “Authorized Participants Concentration Risk” is a principal risk of the Fund.

The Trust responds by confirming that Authorized Participants Concentration Risk is a principal risk of the Fund and the risk is included in the “Principal Investment Risks” section of the registration statement.

12.	Please state which broad-based securities index the Fund intends to use as its primary benchmark for purposes of disclosing performance.

The Trust responds by confirming that the Fund’s primary benchmark will be an “appropriate broad-based securities market index” as defined in Form N-1A, such as the S&P 500 Index. The Fund will disclose returns of the Auspice Broad Commodity Index as its secondary benchmark.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9100.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Stacy Fuller, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC